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October 24, 2006

Via EDGAR and Hand Delivery

Jeffrey Riedler
Gregory S. Belliston
U.S. Securities and Exchange Commission
100 F Street, N.W.
Mail Stop 6010
Washington, DC 20549

Re:
Obagi Medical Products, Inc.
Registration Statement on Form S-1 (File No. 333-137272)

Dear Mr. Riedler and Mr. Belliston:

        On behalf of Obagi Medical Products, Inc. ("Obagi" or the "Company"), we are responding to the Staff's letter dated October 10, 2006 (the "Comment Letter"), relating to the above-referenced Registration Statement on Form S-1 (the "Registration Statement"). In response to the comments set forth in the Comment Letter, the Registration Statement has been amended and Obagi is filing pre-effective Amendment No. 1 to the Registration Statement ("Amendment No. 1") with this response letter. For your convenience, we have repeated the Staff's comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to "we," "our" or "us" mean the Company or its advisors, as the context indicates.

FORM S-1

General

  1.
  We note you have filed a confidential treatment request. Comments regarding the confidential treatment request, if any, will be sent under separate cover. All comments will need to be resolved prior to effectiveness.

    We note the Staff's comment and will respond to any comments we receive to the confidential treatment request under separate cover.

  2.
  Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

    We note the Staff's comment and confirm that we will file a pre-effective amendment containing pricing information prior to circulating the prospectus.

  3.
  Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.

    We note the Staff's comment and confirm that the price range will be bona fide and consistent with the Staff's interpretation.

  4.
  We note the disclosure on page 102 that on November 10, 2005 you granted Cellogique Corporation the exclusive right to distribute certain products to customers in several Middle Eastern countries, including Iran, Sudan, and Syria. These three countries are identified as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions. Your Form S-1 does not contain information regarding your operations in or other contacts with these countries.

    Please describe to us in reasonable detail your past, current, and anticipated operations in and other contacts with Iran, Sudan and Syria, whether through affiliates, partners, or other direct or indirect arrangements. Describe the specific products and services distributed, sold, or otherwise provided into each named country. Discuss any dealings with the governments of these countries, or with entities controlled by or affiliated with those governments.

    Since May 1994, we (or our predecessor company) have granted rights of product distribution to several countries in the Middle East to Cellogique Corporation, a corporation controlled by one of our principal stockholders, Dr. Zein Obagi. As noted by the Staff, those countries include Iran, Sudan and Syria. To date, none of the Company's products have been registered for sale in these countries and none of the Company's products have been sold in these countries. Neither Cellogique nor the Company has engaged in business in these three countries. Additionally neither the Company nor Cellogique has engaged in any dealings with the governments or government representatives of these countries directly (nor indirectly to the best of the Company's knowledge). In response to the Staff's comments, we also decided to amend the agreement to exclude any countries (or their territories or possessions) that are identified as state sponsors of terrorism by the government of the United States as areas where the distribution rights apply. We entered into this amendment on October 23, 2006. We have re-filed the Cellogique agreement to include this amendment, as well as the attachments requested in Comment No. 62.

  5.
  Please discuss the materiality of the operations or other contacts described in response to the foregoing comment, and whether those operations or contacts, individually or in the aggregate, constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

    We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Illinois, Oregon, Maine and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, the University of California, and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies having operations in, or other business contacts with, Iran, Sudan, and Syria.

    As noted in our response to Comment No. 4 above, the Company has no business or revenues that are derived directly or indirectly from countries that are identified by the United States government as state sponsors of terrorism. Additionally, we have amended the Cellogique agreement to exclude any countries (or their territories or possessions) that are identified as state sponsors of terrorism by the government of the United States as areas where the distribution rights apply.

Prospectus Inside Front Cover Page

  6.
  We acknowledge the graphics that are included on the inside front cover page of the prospectus. Please tell us whether you intend to use any other graphics in the filing. If you do, please provide us with proofs of the graphics before you distribute a preliminary prospectus. We may have comments regarding these materials.

    We confirm that we do not intend to use any other graphics in the filing.

  7.
  Please delete the words "clinically proven" in the description of Obagi Nu-Derm System. This claim needs to be put in proper context, and it would be too cumbersome to include such an explanation on the inside front cover page.

    We have made the requested change to the description of the Obagi Nu-Derm System.

  8.
  We note from page 72 that you have launched the Obagi Nu-Derm Condition and Enhance Systems only for use primarily with Botox injections. Please revise the description of this product on the inside front cover page so it does not mention other cosmetic procedures.

    We revised the description of the Obagi Nu-Derm Condition and Enhance Systems as requested.

Prospectus Summary, page 1

  9.
  We note you refer to your products as "systems." Please briefly clarify what these "systems" consist of. For example, are they creams that are applied directly onto the skin? Do they also include devices for applying them on the skin? Please ensure the Summary describes what each of your products consists of.

    We have revised the disclosure as requested on page 1 in the Prospectus summary.

  10.
  We note from the first paragraph of this discussion that you launched Obagi Nu-Derm Condition and Enhance System "for use primarily with Botox injections." Based on disclosure on page 73, it appears you have not completed a clinical trial showing that the product is effective in improving the results of Botox injections. Please disclose this fact where you first mention the product in the Summary.

    We have revised the disclosure as requested in the Prospectus summary.

  11.
  We note from the last sentence in the first paragraph that you are "evaluating new systems to address acne and skin elasticity and, based on early positive clinical results, we plan to introduce them to the market in late 2006 or early 2007."

  •
  Please state whether these products are regulated as cosmetics, drug products, or new drug products.

  •
  Also, since your forecast is "based on early positive clinical results," it appears clinical tests are not complete. Since clinical tests are often unpredictable, please remove from throughout the filing the forecasted time for market introduction. Alternatively, state that the forecast is based on the assumption that clinical trial results will be favorable, which may not turn out to be true.

    We have revised the disclosure as requested in the Prospectus summary and throughout the filing.

  12.
  We note from the top of page 3 that you have an alliance with the American Society of Plastic Surgeons. Is there a written agreement underlying this alliance? If so, please file it as an exhibit to your registration statement. Also discuss in your Business section the terms of the alliance, including the amount of the grant you provided to ASPS, the duration, the termination provisions, and any other material provisions.

    We note the Staff's comment and respectfully submit that we do not believe it is appropriate to file this agreement as an exhibit to the Registration Statement or to provide a detailed description of its terms, as it is not material to our business. Additionally, this agreement is one that is similar to others we enter into in the ordinary course of our business in order to conduct clinical studies. Although we do not feel we are required to file the agreement as an exhibit, we do believe it is helpful to include the references to this agreement in the Registration Statement, as it is a recent example of an alliance that is illustrative of our strategy to conduct these types of studies.

  13.
  We note the discussion near the top of page 3 about the Phase IV study. Please explain specifically what you are studying. For example, what are the study's endpoints? Also, explain what a Phase IV study is, why it is necessary, and whether it is required by the FDA.

    We have revised the disclosure to remove the reference to "Phase IV," and replaced the description of the study in the Prospectus summary and throughout the Registration Statement with the term "clinical use," as we feel that is a more appropriate and understandable term since we are conducting the study for clinical use by physicians. We have also provided a brief description of what the study is assessing.

Risks Associated with Our Business, page 4

  14.
  Please put this discussion in bullet-point format, similar to the "Our Strategy" discussion.

    We have revised the format, as requested.

  15.
  Please discuss the hurdles you must overcome to develop and market new indications for your products, which you mention in the second bullet point in the "Our Strategy" discussion.

    We have revised the disclosure as requested in the Prospectus summary in the second bullet point under "Risks associated with our business."

  16.
  We note your products are subject to regulation by the FDA, but you do not believe they are subject to FDA approval. We further note the FDA could disagree with your position. Please discuss which aspects of your products the FDA regulates. Also, state the basis for your belief that they are not subject to FDA approval and the consequences of the FDA disagreeing with your position.

    We have revised the disclosure as requested in the Prospectus summary in the third bullet point under "Risks associated with our business."

Risk Factors page 8

Our marketed products and our products under development..., page 10

  17.
  Please identify the specific alternative treatments in development that could render your products obsolete. Identify the companies developing them, and state which of your products could be threatened.

    We have revised the disclosure as requested in this risk factor.

To sustain our continued growth, we will need to increase..., page 11

  18.
  Please state your best estimate as to the approximate number of employees you will need to hire during the next twelve months and the cost of doing so.

    We supplementally advise the Staff that many of the new products and/or systems we anticipate developing and introducing are related to new technologies or involve us entering new markets. Therefore, we may not be able to accurately forecast the number of employees required, the timing of their hire or the associated cost. We have revised the disclosure in this risk factor to reflect that information.

Because we have limited research and development capabilities..., page 11

  19.
  Please identify in this risk factor any third-party research and development companies upon whom you substantially rely. File as exhibits your agreements with them, and discuss the material terms of the agreements in the Business section. Also, state in this risk factor the duration and termination provisions of these agreements. Provide similar information for the third-party manufacturers that are discussed in "Because we currently have no commercial manufacturing capabilities..." on page 11.

    We have provided information regarding our relationship with JR Chem LLC in this risk factor and have previously filed our agreement with JR Chem as Exhibit 10.20 to the Registration Statement. We have also added disclosure regarding the material terms of this agreement in the Business section, under "Intellectual property."

    With respect to the manufacturing risk factor, we supplementally advise the Staff that we have only one supplier and manufacturer of tretinoin, Triax Pharmaceuticals, LLC. We have filed our agreement with Triax as Exhibit 10.19 to the Registration Statement. Given that Triax is our sole supplier and manufacturer of tretinoin, we have added disclosure to this risk factor to highlight this fact. We do have other manufacturing relationships, but we do not substantially rely on any of them, other than Triax.

Our products may cause undesirable side effects that could limit their use..., page 12

  20.
  The information about hydroquinone in this risk factor and in "Our ability to commercially distribute our products. .." on page 15 appears to be significant enough to warrant a risk factor of its own with an appropriate heading. Please revise accordingly, and remove any repetitive text. Also, although we note you mention in the Prospectus Summary the FDA's notice of proposed rulemaking, you should provide further information in the Summary, including the FDA's reasons for the rulemaking, the fact that hydroquinone could be carcinogenic and related to ochronosis, and the potential consequences of the rulemaking on your company and products. Also, define "ochronosis" in the Summary and in the new risk factor.

    We have included a separate risk factor on page 14 regarding the proposed rulemaking and revised the risk factor beginning on page 17 to remove repetitive text. We have also included the requested information in the Prospectus Summary.

Our former chairman and trusts he established have exercised their rights..., page 13

  21.
  We note the final purchase price for the shares you will repurchase has not yet been determined. Please state when it will be determined and the formula upon which it will be based.

    We supplementally advise the Staff that we received the third valuation we were required to obtain under the Investor's Rights Agreement regarding the repurchase price on October 18, 2006. Under the Investor's Rights Agreement, since the two initial valuations varied by more than 10%, we are required to use the average price of the third valuation and the price that was closest to the third valuation to determine the repurchase price. The third firm's fair market value of the 2.25 million shares was $26.86 million, which was closer to $29.54 million (which was total value based on $13.13 per share as determined by the valuation firm obtained by Mr. McNamara and his trusts) than $22.5 million (which was the total value based on $10.00 per share as determined by the valuation firm we obtained). Hence, we will compute the average of the $26.86 million and $29.54 million valuations in order to determine the repurchase price. The total repurchase will be equal to $28.2 million, or approximately $12.53 per share, for the 2.25 million shares owned by Mr. McNamara and the trusts. Since the price has now been determined, we have removed the risk factor, which related to the uncertainty of the repurchase price. We have updated disclosure in Management's discussion and analysis of financial condition and results of operations (under "Liquidity and capital resources" and "Commitments and contractual obligations"), Related party transactions and the notes to our financial statements to state the repurchase price of the shares.

  22.
  We note the Credit Agreement limits your payments to Mr. McNamara. Since Mr. McNamara does not appear to be a party to the Credit Agreement, please state the payment timeframe anticipated by the Investor's Rights Agreement, and disclose the possibility and consequences of Mr. McNamara seeking to enforce this timeframe.

    We supplementally advise the Staff the trusts Mr. McNamara established (which are the entities that hold the shares that are the subject of the repurchase) entered into a Subordination Agreement with respect to the Credit Agreement, which provides that any repurchase of stock under the Investor's Rights Agreement would be subordinated to the Credit Agreement. We will file the Subordination Agreement as part of the Credit Agreement when we file the Credit Agreement as an exhibit to the Registration Statement (we are in the process of amending the Credit Agreement and intend to file the Credit Agreement when the amendment is complete). We are also supplementally providing the Subordination Agreement with this response letter (attached as Exhibit A hereto) for the Staff's information. Additionally, Section 5.3 of Mr. McNamara's Investor's Rights Agreement (which was originally entered into between Mr. McNamara and our subsidiary, OMP, Inc., and was subsequently assumed by us and joined by trusts Mr. McNamara established) provides that payments made pursuant to the repurchase obligations outlined in the Investor's Rights Agreement may be limited to prevent any default in senior indebtedness. We have filed the Investor's Rights Agreement with Amendment No. 1 to the Registration Statement as Exhibit 4.2, and we are also providing it supplementally (attached as Exhibit B hereto) for the Staff's information. Therefore, we have not revised the disclosure in the risk factor with respect to this comment.

If we are involved in intellectual property claims and litigation..., page 18

  23.
  To the extent you are aware that you have any intellectual property that is being infringed upon or that you have been notified of a third party's belief that you are infringing on their intellectual property, please revise to disclose the situation and potential consequences.

    We supplementally advise the Staff that we are aware of no third party that is infringing any of our intellectual property and we have not been notified by any third party of that we are infringing the intellectual property of such third party.

We and our manufacturers and suppliers license certain technologies..., page 19

  24.
  Please identify which of your products are Vitamin C serums. Also, state when the licenses with Avon are currently scheduled to terminate. If any of them are terminable at will, disclose that fact.

    We have revised the disclosure as requested in this risk factor.

  25.
  Please file as exhibits the license agreements with Avon. Discuss the material terms in your Business section.

    We have filed the license agreement with Avon as Exhibit 10.23 to the Registration Statement and we have added disclosure regarding the material terms in the Business section under "Intellectual property."

We will incur increased costs as a result of being a public company, page 24

  26.
  As currently worded, this risk factor could apply to any issuer. Please revise it so it discusses your situation more specifically.

    We have revised the disclosure as requested in this risk factor.

You will suffer immediate and substantial dilution, page 28

  27.
  Please revise this risk factor to explain that investors who purchase shares will contribute             % of the total amount to fund the company but will own only             % of the outstanding share capital and             % of the voting rights.

    We have revised the disclosure as requested in this risk factor.

Use of Proceeds, page 30

  28.
  We note you plan to repay debt with part of the offering proceeds. Please state the maturity date, current interest rate, and how the interest rate is calculated. See Instruction 4 to Item 504 of Regulation S-K.

    We have revised the disclosure as requested in the Use of proceeds section.

  29.
  We note you plan to use part of the offering proceeds to increase the scope of your research and development programs. Please identify which products you plan to develop with the proceeds, state an approximate dollar amount you anticipate spending on each product, and explain more specifically what you plan to do with each product with the proceeds.

    We have revised the disclosure as requested in the Use of proceeds section to clarify that the proceeds would be used to provide support for our Penetrating Therapeutics technology.

Dilution, page 33

  30.
  Please revise the discussion and table to begin with historical net tangible book value and historical net tangible book value per share.

    We have revised the disclosure as requested in the discussion and the table.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 37

  31.
  Please include a caption in this section to address the impact that the material weakness over internal control discussed on pages 23 and 24 had on the financial reporting processes covered in this period. Include items such as how the material weakness was identified, what additional steps had to be taken to ensure that the financial statements were not affected by it, and anything else that will allow an investor to better understand the impact this weakness had on the financial reporting process. Please disclose whether the material weakness was corrected and disclose the steps the company has taken to remedy the material weakness.

    We have revised the disclosure as requested in the Overview section of Management's discussion and analysis of financial condition and results of operations.

  32.
  We note the discussion of the agreement with Incell Corporation on page 38. Please file this agreement as an exhibit, and discuss its material terms in the Business section.

    In response to the Staff's comment, we reviewed the disclosure regarding our agreement with Incell Corporation and have determined that we do not need to reference this agreement specifically in the Registration Statement because we do not believe this agreement is material to our business. We have removed all references to this agreement and therefore do not believe we need to file it as an exhibit to the Registration Statement.

Results of Operations, page 39

  33.
  Please disclose in an appropriate section of the MD&A the nature of the costs included in Cost of Sales and in Selling, General and Administrative expenses.

    We have revised the disclosure to include the nature of the costs of our sales in the "Net sales" section under "Results of operations for the six months ended June 30, 2006 compared to six months ended June 30, 2005." We have included disclosure regarding the nature of the costs of selling, general and administrative expenses in the "Selling, general and administrative" section under "Results of operations for the six months ended June 30, 2006 compared to six months ended June 30, 2005."

Critical Accounting Policies and Use of Estimates, page 40

  34.
  Please address the material implications of the uncertainties associated with the methods, assumptions and estimates underlying the critical accounting measurements of each policy. Consistent with Section V of Financial Reporting Release 72, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, please expand your disclosures to include the following for each critical accounting policy identified:

  •
  Disclose your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result for its application over time.

    •
    Specifically address why your accounting estimates or assumptions bear the risk of change.

    •
    Analyze, to the extent material, such factors as how accurate the estimate or assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.

    We have revised the disclosure as requested in the Critical accounting policies and use of estimates section of Management's discussion and analysis of financial condition and results of operations.

Stock-based Compensation, page 43

  35.
  Please name the independent valuation specialist on page 43 and in the Experts section on page 117 and provide a consent.

    We supplementally advise the Staff that the information provided to us by the independent valuation specialist was just one factor we considered in determining the value of our common stock, and we have revised our disclosure to clarify this fact. Further, in response to the Staff's comment, we have reviewed the detailed information in the Registration Statement regarding the valuation specialist's report and removed it from our disclosure because we do not think it is necessary for an investor to understand the valuation method we used to determine the value of our stock. Given that we are no longer including such detailed information or any summary of the specialist's report in the Registration Statement, and that the valuation specialist did not review or pass on the information in the Registration Statement, we do not believe it is appropriate to name the specialist or obtain a consent from the specialist.

  36.
  Please clarify in the filing why management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist for your February and October 2005 valuations of your common stock.

    We have revised the disclosure as requested in the Stock-based compensation section under "Critical accounting policies and use of estimates" to clarify that, for economic reasons, we initially chose to value our options based on multiples of EBITDA and revenue.

  37.
  Please discuss each significant factor that contributed to the difference between the fair value as of the date of each grant and (1) the estimated IPO price for your retrospective valuations, or (2) the fair value as determined by your valuation specialist for your contemporaneous valuations.

    We have revised the disclosure as requested in Stock-based compensation section under "Critical accounting policies and use of estimates."

  38.
  Please continue to update the table of options granted on page 46 for any equity issuances up until the date of effectiveness. We may have further comments once an IPO range has been disclosed.

    We supplementally advise the Staff that we have not granted any additional options through the date of this response, but will continue to update the table through the date of effectiveness.

  39.
  Please tell us when your contemporaneous valuations were performed and why you believe they were contemporaneous.

    The AICPA Audit and Accounting Practice Aid, "Valuation of Privately-Held-Company Equity Securities Issued as Compensation," (the "Practice Aid") defines a contemporaneous valuation in theory as "a valuation performed concurrent with and as of the grant date of securities," but it also states that "there are practical considerations that may prevent a contemporaneous valuation from being "contemporaneous in the literal sense." As a result, the Practice Aid concludes "in the view of the practical considerations....for purposes of this Practice Aid, contemporaneous does not signify as of grant date but rather signifies at or around the grant date appropriately adjusted."

    The contemporaneous valuation was performed by a third party valuation expert as a result of a former employee exercising a share repurchase right under an Investor's Rights Agreement. Since the repurchase was subject to the Investor's Rights Agreement, there were certain practical considerations that prevented the Company from performing the valuation as of the date of repurchase. These considerations are noted below:

    •
    The Company first became aware of the request for the repurchase of shares on April 26, 2006. On May 18, 2006 we agreed to repurchase the shares. Since this was unexpected, the Company was not able to engage a valuation specialist in advance.

    •
    The valuation process was governed by the Investor's Rights Agreement that required certain processes/protocols to be followed.

    •
    Initially, the two parties were to agree on one valuation firm that would perform the initial valuation, but the parties could never agree on a joint valuation expert. This resulted in delays in engaging the valuation specialist.

    •
    The alternative valuation process outlined in the Investor's Rights Agreement required two specialists to be selected, one by each party, that met certain criteria.

    Given these considerations, the valuation work did not commence until July 2006. It should be noted, however, that there were few milestone events between the valuation date and the work performed as only two months had elapsed. As such, the Company considered the valuations to be contemporaneous as defined by the Practice Aid.

Commitments and contractual obligations, page 57

  40.
  We note that the company did not include certain obligations arising from a services agreement with Obagi, Inc. in the contractual obligation table; it would appear that these liabilities represent future legal obligations of the company. Due to the significant nature of these liabilities to the company's business we believe their inclusion in the contractual obligation table will provide investors increased disclosure of liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant's contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K. Based on the above factors, please revise the contractual obligation table to include the amounts to be paid for all your future legal obligations.

    We have included an additional table the Commitments and contractual obligations section of Management's discussion and analysis of financial condition and results of operations to show our obligations as of June 30, 2006, and includes the obligations arising from the agreement with Obagi, Inc.

Business

Overview, page 62

  41.
  We note that "clinical studies have demonstrated that the use of [your] products results in skin that looks and acts younger and healthier." You also describe the Obagi Nu-Derm System on pages 1 and 62 as being "clinically proven." Since the FDA has not approved your products, please discuss your basis for making these claims. Discuss the clinical trials your products have undergone, the endpoints of the trials, the sample size, the statistical methods used, and the results, including p-values.

    In response to the Staff's comment, we have added a section entitled "Clinical studies" within the Business section prior to the section entitled "Sales and marketing." This new section includes the disclosure requested.

  42.
  Please file as an exhibit your agreement with ReVance Therapeutics, which is mentioned in the second full paragraph on page 63; and discuss its material terms.

    We have removed the reference to this agreement here and throughout the document, as it is an option to license a patent that has not yet been issued, and the option has not been triggered. Therefore, we have determined this agreement is not material. We supplementally advise the Staff that the bulk of the Company's work with skin elasticity to date has been done based on a separate license from JR Chem, so we have revised the disclosure to reflect this (and have already filed this agreement).

Our Obagi Systems and Related Products, page 69

  43.
  In each of the product descriptions on pages 70-72, please discuss your products' side effects.

    We have revised the disclosure as requested in the product descriptions.

Obagi Nu-Derm System, page 70

  44.
  We note the Obagi Nu-Derm System consists of six prescription and OTC drugs and adjunctive cosmetic skin care products.

  •
  Please clarify how the six components are sold and used. Do patients who use the Obagi Nu-Derm System always purchase and use all six components together, or are the components sold and used separately from one another?

  •
  To the extent material, please identify and describe each of the six components. For example, any component of this System that accounts for a material amount of your sales should be described.

  •
  Please provide similar information in the "Obagi-C Rx System" discussion on page 71 regarding the four components of that System.

    We have revised the disclosure as requested in the Business section under "Our Obagi Systems and related products." We supplementally advise the Staff that while we have included specific references to the individual products used in each system (both in the Business section and in the Prospectus summary), as disclosed, we believe the individual components are meant to be sold together in a system. Therefore, we do not believe that the individual amount of any one component of a system that is sold is material. In fact, because the actual prices of some individual components is greater than others, the disclosure of the amounts each component comprises could be misleading because we do not believe we would sell the same amounts of the individual components if they were not sold as part of the systems.

Expanded Applications for Existing Products, page 72

  45.
  In the first paragraph of this section, you state the Obagi Nu-Derm Condition and Enhance System was launched in July 2006. However, the table on page 73 lists a "target launch date" for this product. Please reconcile this inconsistency.

    We have revised the table to indicate that the dates are either "launch dates" or "target launch dates."

Intellectual Property, page 79

  46.
  Please include a table with the following: each material patent you own or license, the product(s) it is used in, the country that issued the patent, the licensor for licensed patents, and the expiration date of the patent/license.

    We have added the table as requested. We supplementally advise the Staff that, currently, the only issued patents that are material to our business are those licensed to us by Avon, Inc. We have a number of patent applications pending (as discussed in the Registration Statement), but as those have not issued, they are not material to our business at this point in time.

Government Regulation, page 80

  47.
  You state in "Our ability to commercially distribute our products..." on page 15 that you "believe" your products with 4% hydroquinone are not currently subject to FDA pre-market approval. Please explain in the "Government Regulation" section your basis for this belief.

    We respectfully submit that the paragraph in the Government regulation section of the Business section entitled "FDA enforcement discretion for marketed unapproved drug products" on page 93 of the Registration Statement explains the basis for this belief.

  48.
  You state that many of your products in the Obagi Nu-Derm, Obagi-C Rx, Obagi Professional-C, and other product lines are cosmetics. You also state throughout your filing that these products are physician dispensed. Please summarize the regulations that dictate when a cosmetic can be sold over the counter vs. through a physician/prescription.

    We have included the information requested under the heading "FDA regulation of cosmetics" in the Government regulation section.

  49.
  We note from the first paragraph of the "FDA Regulation of Drug Products" discussion on page 81 that drugs that are not new drugs generally do not require pre-market review and approval. However, in the second paragraph of this discussion, you state Triax Pharmaceuticals holds an abbreviated new drug application for tretonin.

  •
  Please clarify the level of review the FDA gives to drug products that are not new drugs.

  •
  Explain the abbreviated new drug application process.

  •
  Discuss the steps that must be taken prior to marketing such products.

    We have revised the disclosure as requested under the headings "FDA regulation of drug products" and "FDA regulation of "new drug" products" in the Government regulation section.

  50.
  Please provide a table listing each of your material products and product candidates; whether each is prescription or over-the-counter; whether it is a cosmetic, drug product, or new drug product; whether it was subject to FDA approval; and when it was launched.

    Below is the table requested. We supplementally advise the Staff that we have not included this information in the Registration Statement, as we do not believe this level of detail regarding our products is material to our investors. We include disclosure regarding our systems and the products they include in the Business section, and provide information regarding the regulatory environment. Therefore, we believe we have already included the relevant information regarding our products and how they are regulated.

Product	Active Ingredients	FDA Category	FDA Pre-Marketing Approval Required	FDA Status	Date Launched

Obagi Nu-Derm Gentle Cleanser	Cosmetic only	Cosmetic	No	Cosmetic	1988
Obagi Nu-Derm Foaming Gel	Cosmetic only	Cosmetic	No	Cosmetic	1988
Obagi Nu-Derm Toner	Cosmetic only	Cosmetic	No	Cosmetic	1988
Obagi Nu-Derm Clear	Hydroqunone 4%	Drug	No	DESI II	1988
Obagi Nu-Derm Exfoderm	Phytic Acid	Cosmetic	No	Cosmetic	1988
Obagi Nu-Derm Exfoderm Forte	Glycolic Acid Lactic Acid	Cosmetic	No	Cosmetic	1988
Obagi Nu-Derm Blender	Hydroqunone 4%	Drug	No	DESI II	1988
Obagi Nu-Derm Sun Block SPF 32	Zinc oxide 18.5%	Drug	No	OTC	2004
Obagi Nu-Derm HSP SPF 35	Octyl Methoxycinnamate 7.5%, Zinc Oxide 9.0%	Drug	No	OTC	2002
Obagi Nu-Derm Sunfader	Hydroquinone 4% Octyl Methoxycinnamate 7.5%, Oxybenzone 5.5%	Drug	No	DESI II OTC	1988
Obagi Nu-Derm Eye Cream	Cosmetic only	Cosmetic	No	Cosmetic	1988
Obagi-C Rx C-Cleansing Gel	Cosmetic only	Cosmetic	No	Cosmetic	2004
Obagi-C Rx C-Exfoliating Day Lotion	Glycolic Acid	Cosmetic	No	OTC	2004
Obagi-C Rx C-Clarifying Serum	Hydroqunone 4%	Drug	No	DESI II	2004
Obagi-C Rx C-Therapy Night Cream	Hydroqunone 4%	Drug	No	DESI II	2004
Obagi-C Rx C-Sunguard SPF 30	Octyl Methoxycinnamate 7.5%, Zinc Oxide 9.0%	Drug	No	OTC	2004
Obagi Professional C Serum	L Ascorbic Acid (Vitamin C) 5% to 20% concentrations	Cosmetic	No	Cosmetic	2005
Obagi Nu-Derm Tretinoin	Tretinoin 0.025% to 0.1%	Drug	Yes	ANDA	2006	*
Obagi ClenziDerm Daily Care Foaming Cleanser	Salycilic Acid 2%	Drug	No	OTC	Late 2006/2007
Obagi ClenziDerm Pore Therapy	Salycilic Acid 2%	Drug	NO	OTC	Late 2006/2007
Obagi ClenziDerm Serum Gel	Benzoyl Peroxide 5%	Drug	NO	OTC	Late 2006/2007
Obagi ElastiDerm (under development)	Bi-Mineral peptides and complexes	Cosmetic	No	Cosmetic	Late 2006/2007

*
Obagi Nu-Derm Tretinoin is manufactured by Triax Pharmaceuticals, LLC, and was launched under the Obagi brand in 2006; however, the company has been selling tretinoin supplied by Triax pharmaceuticals under the Spear brand since 2003.

Legal Matters, page 85

  51.
  We note the DFEH closed its case filed by Mr. McNamara. Please state whether this means the case is finalized, or whether Mr. McNamara has any right to appeal or somehow re-open this case. Also, state the type of relief he was seeking in this action. If he was seeking damages, state the amount.

    We supplementally advise the Staff that, although the DFEH has technically closed its case, Mr. McNamara has the right to file a discrimination lawsuit in a state court action within one year of the DFEH's letter described. We have revised the disclosure in the Legal matters section to reflect this fact, and to clarify that Mr. McNamara did not allege a specific amount of damages.

  52.
  Please state whether Mr. McNamara has actually filed the wage claim with the California Labor Commissioner and, if so, the date he filed it. Also state the amount of damages he is seeking.

    We supplementally advise the Staff that we are not aware that Mr. McNamara has actually filed the wage claim, and we have revised the disclosure as requested in the Legal matters section.

Related Party Transactions, page 100

  53.
  Please file as an exhibit the January 25, 2005 letter agreement regarding the repurchase of your Series A Preferred Stock, as discussed on page 103.

    We have filed this agreement as Exhibit 10.24 to the Registration Statement.

  54.
  If there exists a written agreement underlying the $1 million payment to Stonington Partners, Inc., as discussed on page 105, please file it as an exhibit.

    We have filed this agreement as Exhibit 10.25 to the Registration Statement.

Registration Rights, page 107

  55.
  Please clarify in the filing which securities constitute registrable securities and disclose all terms of the registrable securities, including any penalty clauses. Also clarify your intended accounting treatment under SFAS 133 and EITF 00-19 if the securities do not qualify for equity accounting. Revise your dilution and capitalization table to reflect any registrable securities that will be considered a derivative subsequent to your initial public offering and classified as a liability and marked to market.

    We have revised the disclosure on page 117 to include the definition of registrable securities and the terms of the securities. We supplementally advise the Staff that the registrable securities include our common stock held by Stonington Capital Appreciation 1994 Fund, LP, the Zein and Samar Obagi Family Trust or Austin McNamara and trusts he established.

    As discussed in response to Comment No. 22 above and in the Registration Statement, Mr. McNamara and the trusts have exercised their rights to have us repurchase the shares of our common stock that they own. The payments we will make to Mr. McNamara and the trusts for the shares will be limited pursuant to a

    Subordination Agreement and the Investor's Rights Agreement, so we will issue a promissory note regarding the shares. When we issue the promissory note, the shares will no longer be owned by Mr. McNamara or the trusts, so at that time, they will no longer be registrable securities.

    We further advise the Staff that there are no events or circumstances that would require the Company to transfer consideration relative to the registrable securities to Stonington Capital Appreciation 1994 Fund, LP, the Zein and Samar Obagi Family Trust, or Austin McNamara (or the trusts he established), and there are no penalty clauses related to the failure to register the registrable securities.

    The Company has evaluated its accounting treatment in accordance with the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," and Emerging Issues Task Force No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," and has determined that the Company's registrable securities will not be considered a derivative instrument subsequent to our initial public offering.

Consolidated Financial Statements

Note 3: Summary of significant accounting policies, page F-11

Treasury Stock, page F-17

  56.
  Please clarify your accounting policy for recording differences between the fair value of the issuance and the cost basis of the treasury stock.

    We have revised the disclosure in Note 3 under the heading "Treasury stock" to clarify our accounting policy.

Note 10: Related-party transactions, page F-35

  57.
  Please disclose material related party transactions on the face of the financial statements. For example, we note that the sales transactions to the Cellogique Corporation were material to net income. Refer to Item 4-08(k) of Regulation S-X.

    We have evaluated the materiality of our sales to related parties as compared to total net sales for each period presented in the consolidated statement of operations (see table below). We have evaluated the materiality of our sales to related parties as compared to total net sales as we believe this is the appropriate metric with which to evaluate the materiality of our sales to related parties. We have concluded that related party sales are not material to total net sales, either individually or in the aggregate. However, we do believe that related party sales information is informative to the users of our financial statements, and accordingly, have disclosed related party sales in the footnotes to the financial statements. We also believe that our sales to related parties are not material to our net income as sales to related parties would be reduced by the costs incurred in connection with said sales transactions. We will continue to monitor the materiality of related party transactions in the future, giving consideration as to whether said transactions require disclosure on the face of the consolidated statement of operations.

Related Party Sales Analysis

				As a percentage of total sales
	As Reported	Cellogique	Other Related Parties(1)	Cellogique	Other Related Parties(1)

Six Months Ended June 30, 2006	35,926	1,231	1,719	3.4%	4.8%
Six Months Ended June 30, 2005	30,987	963	1,327	3.1%	4.3%
Year Ended December 31, 2005	64,941	1,802	2,569	2.8%	4.0%
Year Ended December 31, 2004	56,256	1,677	2,531	3.0%	4.5%
Year Ended December 31, 2003	49,261	1,681	2,648	3.4%	5.4%

NOTE:

(1)
Other related parties consist of entities related to Dr. Obagi.

Note 12: Stock Options F-42

  58.
  Please disclose in the financial statements the following information for equity instruments granted during the periods presented:

  •
  The date of the transaction,

  •
  The number of options granted or shares issued,

  •
  The exercise price or per share amount paid,

  •
  Whether the valuation was performed contemporaneously or retrospectively, and

  •
  Why management chose to use its methodology instead of a contemporaneous, unrelated third party valuation.

    We have revised the disclosure as requested in Note 12.

  59.
  Provide the above information to us separately for equity instruments granted since the periods presented in the financial statements through the date of your response.

    We supplementally advise the Staff that we have not granted any equity instruments since the periods presented in the financial statements through the date of this response.

Note 15: Subsequent events, pages F-47-F-51

Resignation of Austin McNamara, page F-48

  60.
  Please tell us how the fair value of the stock of $10 relating to the liability recorded relates to the IPO price or fair value used for stock compensation purposes.

    We supplementally advise the Staff that we were required to obtain a third party valuation under an Investor's Rights Agreement governing the repurchase of Mr. McNamara's stock. In connection with this, we engaged an independent valuation expert to conduct a contemporaneous valuation of our stock as of May 2006, which was when agreement was reached with Mr. McNamara and his trusts to exercise their rights. The fair value determined in connection with this independent valuation, which was the same fair value we determined for our stock, is the fair value being used for purposes of determining stock based compensation.

Item 16. Exhibits and Financial Statement Schedules, page II-2

  61.
  We note some of your exhibits are not yet filed. When the exhibits are filed, we will need time to review them, and we may have comments on them. All comments will need to be resolved prior to effectiveness.

    We note the Staff's comment and understand that we will need to file all of the exhibits and provide sufficient time for the Staff's review and resolution of potential comments prior to requesting acceleration of effectiveness.

Exhibit 10.6: Distribution Agreement with Cellogique Corporation

  62.
  Various sections of the agreement reference exhibits A-E, but these exhibits do not appear to be filed on EDGAR. Please be aware that when you file an exhibit pursuant to Item 601(b)(10) of Regulation S-K, you are required to file the entire agreement, including all attachments. Please file exhibit 10.6 in its entirety, and confirm in your response letter that all attachments to all Item 601(b)(10) exhibits have been filed.

    We have re-filed Exhibit 10.6, as well as Exhibits 4.3, 10.3, 10.5, 10.8 and 10.10, to correct errors and/or include attachments that we did not file with the initial filing. We confirm that all attachments to all Item 601(b)(10) exhibits have been filed, and we will file all attachments to such exhibits that will be filed by amendment.

    We would very much appreciate the Staff's prompt review of Amendment No. 1. Should you have any follow-up questions, please call Molly Gardner at (212) 847-8757 or the undersigned at (212) 847-8742.

Sincerely,
Heller Ehrman LLP
/s/ Kevin T. Collins
Kevin T. Collins
cc:
Steven R. Carlson
Obagi Medical Products, Inc.

EXHIBIT A

Subordination Agreement

Exhibit A

June 1, 2005

McNamara Family Irrevocable Trust Under
Agreement Dated December 17, 2004
c/o Dorsey & Whitney LLP
250 Park Avenue
New York, New York 10177
 Attention: Wesley Fredericks, Esq. as trustee

McNamara Family Trust
c/o Lucy McNamara
10202 Sycamore Cir.
Villa Park, Ca. 92861
 Attention: Lucy McNamara as trustee

OMP, Inc.
310 Golden Shore
Long Beach, California 90802

Obagi Medical Products, Inc.
310 Golden Shore
Long Beach, California 90802

  Re:
  Subordination

Ladies and Gentlemen:

Reference hereby is made to (i) that certain Credit Agreement dated as of January 28, 2005 (as amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement") among OMP, Inc., a Delaware corporation ("Borrower"), Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., in its capacity as administrative agent (in such capacity, the "Administrative Agent") for the Lenders (as such term is defined in the Credit Agreement), and the Lenders; and (ii) that certain Investor's Rights Agreement dated as of April 1, 2002 (as amended, restated, supplemented or otherwise modified from time to time, the "Investor's Rights Agreement") among Obagi Medical Products, Inc., a Delaware corporation ("Holdings"), Austin T. McNamara ("McNamara"), the McNamara Family Irrevocable Trust Under Agreement Dated December 17, 2004 ("Trust") and the McNamara Family Trust (the "Family Trust", and together with the Trust, the "McNamara Trusts"). Capitalized terms used herein but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Credit Agreement.

Holdings and each of the McNamara Trusts hereby covenants and agrees that no repurchase ("Repurchase") of any shares of Common Stock (as such term is defined in the Investor's Rights Agreement) pursuant to Section 5.1 of the Investor's Rights Agreement shall be made, or permitted or required to be made, either in cash, by way of set-off or otherwise if the making of such Repurchase, or any distribution by Borrower to Holdings to fund any such Repurchase, is prohibited (or otherwise not expressly permitted) under the terms of the Credit Agreement; provided, that Section 5.4 of the Credit Agreement may not be amended, restated, supplemented or otherwise modified in any way materially adverse to either of the McNamara Trusts without the prior written consent of each McNamara Trust so affected.

If either McNamara Trust receives the proceeds of any Repurchase in violation of this letter agreement, such proceeds shall not be commingled with any asset of such McNamara Trust, shall be held in trust by such McNamara Trust for the benefit of the Administrative Agent and shall be promptly paid over to the Administrative Agent, or its designated representative, for application (in accordance with the Credit Agreement) to the payment of the Obligations.

In the event of any insolvency or bankruptcy proceedings relative to the Borrower, Holdings, or any of their respective Affiliates or any of their respective property or assets, or any receivership, liquidation, reorganization or other similar proceedings in connection therewith, or, in the event of any proceedings for voluntary liquidation, dissolution or other winding up of the Borrower, Holdings or any of their respective Affiliates or any distribution or marshaling of their respective assets or any composition with creditors of the Borrower, Holdings or any of their respective Affiliates, whether or not involving insolvency or bankruptcy, or if the Borrower, Holdings or any of their respective Affiliates shall cease its operations, call a meeting of its creditors or no longer does business as a going concern, except in each instance, as may otherwise be permitted pursuant to the Credit Agreement (each individually or collectively, an "Event of Insolvency"), then, in any such case, all Obligations shall be paid in full and satisfied in cash before any Repurchase (whether in cash, securities or other property) may or shall be consummated pursuant to the terms of the Investor's Rights Agreement.

Each McNamara Trust hereby agrees not to amend, modify or supplement the Investor's Rights Agreement as in effect on the date hereof, or enter into any other agreement, document or instrument, in each case the effect of which is to amend or otherwise modify any term or provision with respect to Repurchases under the Investor's Rights Agreement.

No McNamara Trust shall initiate any judicial proceeding or other action against Holdings or the Borrower to require a Repurchase pursuant to the Investor's Rights Agreement or otherwise take any action to enforce its respective rights under the Investor's Rights Agreement or applicable law with respect to the Investor's Rights Agreement until all Obligations have been paid in full and the Revolving Loan Commitment has been terminated.

Each McNamara Trust hereby agrees that the failure or inability of Holdings to consummate a Repurchase, or the failure of Borrower to make any distribution to Holdings to fund any such Repurchase, in accordance with the terms of the Investor's Rights Agreement due to the application of this letter agreement shall not constitute an event of default or breach by Holdings under the Investor's Rights Agreement.

The terms of this letter agreement, the subordination effected hereby, and the rights and the obligations of Holdings, the Borrower, the Administrative Agent and each McNamara Trust arising hereunder, shall not be affected, modified or impaired in any manner or to any extent by any amendment or modification of or supplement to the Credit Agreement, any of the other Financing Documents or the Investor's Rights Agreement. The provisions of this letter agreement shall continue to govern the relative rights and priorities of the Administrative Agent and the McNamara Trusts even if all or part of the Obligations are subordinated, set aside, avoided or disallowed in connection with any Event of Insolvency as a result of the fraudulent conveyance or fraudulent transfer provisions under the Bankruptcy Code or under any state fraudulent conveyance or fraudulent transfer statute or if any interest accruing on the Obligations is otherwise disallowed and this letter agreement shall be reinstated if at any time any payment of any of the Obligations is rescinded or must otherwise be returned by Administrative Agent, any Lender or any representative thereof.

Borrower, Holdings and each McNamara Trust agree that no shares of Common Stock shall be sold or otherwise transferred by any McNamara Trust to any Person unless such Person enters into an agreement with the Administrative Agent substantially similar to this letter agreement.

[Remainder of page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, each of the undersigned has duly authorized and executed this letter agreement as of the date first above written.

MERRILL LYNCH CAPITAL, a division of Merrill Lynch Business Financial Services Inc., as Administrative Agent
By:	/s/ LUIS VIERA
Name:	Luis Viera
Title:	Vice President

ACKNOWLEDGED AND AGREED
as of the date first above written by:

MCNAMARA FAMILY IRREVOCABLE TRUST UNDER AGREEMENT DATED DECEMBER 17, 2004
By:	/s/ WESLEY FREDERICKS, ESQ.
Name:	Wesley Fredericks, Esq.
Title:	Trustee
MCNAMARA FAMILY TRUST
By:	/s/ LUCY MCNAMARA
Name:	Lucy McNamara
Title:	Trustee
OMP, INC.
By:	/s/ CURTIS CLUFF
Name:	Curtis Cluff
Title:	Chief Financial Officer
OBAGI MEDICAL PRODUCTS, INC.
By:	/s/ CURTIS CLUFF
Name:	Curtis Cluff
Title:	Secretary

EXHIBIT B

Investor's Rights Agreement

Exhibit B

INVESTOR’S RIGHTS AGREEMENT

THIS INVESTOR’S RIGHTS AGREEMENT (this “Agreement”) dated as of the 1st day of April 2002, is entered into by and between OMP, Inc., a Delaware corporation (the “Company”), and Austin T. McNamara (the “Executive”).

RECITALS

WHEREAS, the Company has entered into an Employment Agreement dated as of September 1, 2001, with Executive pursuant to which Executive was elected to the Company’s Board of Directors and became employed as its Chairman, President and Chief Executive Officer;

WHEREAS, the Company provided Executive the opportunity to make an investment in the Company as evidenced by that certain stock purchase and subscription agreement of even date herewith (the “Purchase Agreement”), pursuant to which the Executive purchased 750,000 shares of the Company’s Common Stock, for an aggregate consideration of $750,000;

WHEREAS, the Company has and may again in the future grant Executive the option to acquire additional shares of the Company’s Common Stock; and

WHEREAS, in order to induce the Executive to invest funds in the Company pursuant to the Purchase Agreement, and to induce the Company to grant and the Executive to accept the Company’s grant of options to acquire Common Stock, the Executive and the Company hereby agree that this Agreement shall govern the rights of the Executive with respect to the shares of common stock now owned or hereafter acquired;

NOW, THEREFORE, in consideration of the mutual premises and promises herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.             Definitions. For purposes of this Agreement:

“1934 Act” shall mean the Securities Exchange Act of 1934, as amended.

“Act” means the Securities Act of 1933, as amended.

“Co-Sale Stock” means any shares of the Company’s capital stock now owned or subsequently acquired by the Executive which Executive may sell pursuant to Section 4.1 hereof.

“Common Stock” means the Company’s authorized shares of Common Stock, par value of $0.001 per share.

“Form S-3” means such form under the Act as in effect on the date hereof or any registration form under the Act subsequently adopted by the SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

“Holder” means the Executive and any assignee thereof in accordance with Section 6.2 hereof.

“register,” “registered,” and “registration” refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Act, and the declaration or ordering of effectiveness of such registration statement or document.

“Registrable Securities” means (i) any Common Stock of the Company held or hereafter acquired by the Executive and (ii) any capital stock held or hereafter acquired by the Executive which capital stock is convertible into Common Stock, excluding to all cases, however, any Registrable Securities sold by a person in a transaction in which his rights under Section 2 are not assigned.

“Registrable Securities then outstanding” shall be determined by the number of shares of Common Stock then outstanding which are Registrable Securities.

“SEC” shall mean the Securities and Exchange Commission.

“Stonington” shall mean Stonington Capital Appreciation 1994 Fund, L.P.

2.             Registration Rights. The Company covenants and agrees as follows:

2.1           Company Registration. If (but without any obligation to do so) the Company proposes to register (including for this purpose a registration effected by the Company for shareholders other than the Executive) any of its stock or other securities under the Act in connection with the public offering of such securities solely for cash (other than a registration relating solely to the sale of securities to participants in a Company stock plan, a registration on any form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities, or a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities which are also being registered), the Company shall, at such time, promptly give the Executive written notice of such registration. Upon the written request of the Executive given within twenty (20) days after mailing of such notice by the Company in accordance with Section 6.8, the Company shall, subject to the provisions of Section 2.5, cause to be registered under the Act all of the Registrable Securities that the Executive has requested to be registered.

2.2           Obligations of the Company. Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

2

(a)           Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective.

(b)           Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered by such registration statement.

(c)           Furnish to the Executive such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them.

(d)           Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Executive; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

(e)           In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. The Executive shall also enter into and perform its obligations under such underwriting agreement.

(f)            Notify the Executive of Registrable Securities covered by such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Act, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

(g)           Cause all such Registrable Securities registered pursuant hereunder to be listed on each securities exchange on which similar securities issued by the Company are then listed.

(h)           Provide a transfer agent and registrar for all Registrable Securities registered pursuant hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration.

2.3           Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2, with respect to the Registrable Securities of the Executive, that the Executive shall furnish to the Company such information regarding himself, the Registrable Securities held by him, and the intended method of disposition of such securities as shall be required to effect the registration of the Executive’s Registrable Securities.

3

2.4           Expenses of Company Registration. The Company shall bear and pay all expenses incurred in connection with any registration, filing or qualification of Registrable Securities with respect to the registrations pursuant to Section 2.1 for the Executive (which right may be assigned as provided in Section 6.2), including (without limitation) all registration, filing, and qualification fees, printers and accounting fees relating or apportionable thereto and the fees and disbursements of counsel for the Company in its capacity as counsel to the Executive hereunder; if Company counsel does not make itself available for this purpose, the Company will pay the reasonable fees and disbursements of one counsel for the Executive selected by them, but excluding underwriting discounts and commissions relating to Registrable Securities.

2.5           Underwriting Requirements. In connection with any offering involving an underwriting of shares of the Company’s capital stock, the Company shall not be required under Section 2.1 to include the Executive’s securities in such underwriting unless they accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by it (or by other persons entitled to select the underwriters), and then only in such quantity as the underwriters determine in their sole discretion will not jeopardize the success of the offering by the Company. If the total amount of securities, including Registrable Securities, requested by shareholders to be included in such offering exceeds the amount of securities sold other than by the Company that the underwriters determine in their sole discretion is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters determine in their sole discretion will not jeopardize the success of the offering (the securities so included to be apportioned pro rata among the selling shareholders according to the total amount of securities entitled to be included therein owned by each selling shareholder or in such other proportions as shall mutually be agreed to by such selling shareholders) but in no event shall the amount of securities of the selling shareholders included in the offering be reduced below twenty percent (20%) of the total amount of securities included in such offering, unless such offering is the initial public offering of the Company’s securities in which case the selling shareholders may be excluded if the underwriters make the determination described above. For purposes of the preceding parenthetical concerning apportionment, for any selling shareholder which is a holder of Registrable Securities and which is a partnership or corporation, the partners, retired partners and shareholders of the Executive, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single “selling shareholder”, and any pro-rata reduction with respect to such “selling shareholder” shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such “selling shareholder,” as defined in this sentence.

2.6           Delay of Registration. The Executive shall not have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

2.7           Indemnification. In the event any Registrable Securities are included in a registration statement under this Section 2:

4

(a)           To the extent permitted by law, the Company will indemnify and hold harmless the Executive, any underwriter (as defined in the Act) for the Executive and each person, if any, who controls the Executive or underwriter within the meaning of the Act or the 1934 Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Act, the 1934 Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a “Violation”): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state herein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Act, the 1934 Act, any state securities law or any rule or regulation promulgated under the Act, the 1934 Act or any state securities law; and the Company will pay to the Executive, underwriter or controlling person, as incurred, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this Section 2.7(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability, or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by the Executive, underwriter or controlling person.

(b)           To the extent permitted by law, the Executive will indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Act, any underwriter, the Executive selling securities in such registration statement and any controlling person of any such underwriter, against any losses, claims, damages, or liabilities (joint or several) to which any of the foregoing persons may become subject, under the Act, the 1934 Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that the Executive occurs in reliance upon and in conformity with written information furnished by the Executive expressly for use in connection with such registration; and the Executive will pay, as incurred, any legal or other expenses reasonably incurred by any person intended to be indemnified pursuant to this Section 2.7(b), in connection with investigation or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this Section 2.7(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Executive, which consent shall not be unreasonably withheld; provided, that, in no event shall any indemnity under this Section 2.7(b) exceed the gross proceeds from the offering received by the Executive.

(c)           Promptly after receipt by an indemnified party under this Section 2.7 of notice of the commencement of any action (including any governmental action), such

5

indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.7, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties which may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 2.7, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.7.

(d)           If the indemnification provided for in this Section 2.7 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage, or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission. Notwithstanding any provision to the contrary in this Section 2.7(d), in the event that the indemnifying party is the Executive, in no event shall the Executive’s obligation to contribute any amounts hereunder exceed the amount of gross proceeds from the offering received by the Executive.

(e)           Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(f)            The obligations of the Company and the Executive under this Section 2.7 shall survive the completion of any offering of Registrable Securities in a registration statement under this Section 2, and otherwise.

2.8           Reports Under Securities Exchange Act of 1934. With a view to making available to the Executive the benefits of Rule 144 promulgated under the Act and any other rule

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or regulation of the SEC that may at any time permit the Executive to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company agrees to:

(a)           make and keep public information available, as those terms are understood and defined in SEC Rule 144, at all times after ninety (90) days after the effective date of the first registration statement filed by the Company for the offering of its securities to the general public;

(b)           file with the SEC in a timely manner all reports and other documents required of the Company under the Act and the 1934 Act; and

(c)           furnish to the Executive, so long as the Executive owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the first registration statement filed by the Company), the Act and the 1934 Act (at any time after it has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after it so qualifies), (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested in availing the Executive of any rule or regulation of the SEC which permits the selling of any such securities without registration or pursuant to such form.

2.9           “Market Stand-Off” Agreement. The Executive hereby agrees that, during the period of duration specified by the Company and an underwriter of common stock or other securities of the Company, following the effective date of a registration statement of the Company filed under the Act, it shall not, to the extent requested by the Company and such underwriter, directly or indirectly sell, offer to sell, contract to sell (including, without limitation, any short sale), grant any option to purchase or otherwise transfer or dispose of (other than to donees who agree to be similarly bound) any securities of the Company held by it at any time during such period except common stock included in such registration; provided, however, that:

(a)           such agreement shall be applicable only to the first two such registration statements of the Company which covers common stock (or other securities) to be sold on its behalf to the public in an underwritten offering;

(b)           all officers and directors of the Company and all other persons with registration rights (whether or not pursuant to this Agreement) enter into similar agreements; and

(c)           such market stand-off time period shall not exceed one hundred eighty (180) days.

In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Registrable Securities of the Executive (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

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Notwithstanding the foregoing, the obligations described in this Section 2.9 shall not apply to a registration relating solely to employee benefit plans on Form S-1 or Form S-8 or similar forms which may be promulgated in the future, or a registration relating solely to a Commission Rule 145 transaction on Form S-14 or Form S-15 or similar forms which may be promulgated in the future.

2.10         Termination Of Registration Rights.

(a)           The Executive shall not be entitled to exercise any right provided for in this Section 2 after five (5) years following the consummation of the sale of securities pursuant to a registration statement filed by the Company under the Act in connection with the initial firm commitment underwritten offering of its securities to the general public.

(b)           In addition, the right of the Executive to request registration or inclusion in any registration pursuant to Section 2.1 shall terminate on the closing of the first Company-initiated registered public offering of Common Stock of the Company if all shares of Registrable Securities held or entitled to be held upon conversion by the Executive may immediately be sold under Rule 144 during any 90-day period, or on such date after the closing of the first Company-initiated registered public offering of Common Stock of the Company as all shares of Registrable Securities held or entitled to be held upon conversion by the Executive may immediately be sold under Rule 144 during any 90-day period; provided, however, that the provisions of this Section 2.10(b) shall not apply to the Executive who owns more than two percent (2%) of the Company’s outstanding stock until such time as the Executive owns less than two percent (2%) of the outstanding stock of the Company.

3.             Covenants Of The Company.

3.1           Delivery of Financial Statements. The Company shall deliver to the Executive:

(a)           as soon as practicable, but in any event within ninety (90) days after the end of each fiscal year of the Company, an income statement for such fiscal year, a balance sheet of the Company and statement of shareholder’s equity as of the end of such year, and a cash flow statement for such year, such year-end financial reports to be in reasonable detail, prepared in accordance with generally accepted accounting principles (“GAAP”), and audited and certified by independent public accountants of nationally recognized standing selected by the Company;

(b)           as soon as practicable, but in any event within forty-five (45) days after the end of each of the three (3) quarters of each fiscal year of the Company, an unaudited income statement, a cash flow statement for such fiscal quarter and an unaudited balance sheet as of the end of such fiscal quarter;

(c)           as soon as practicable, but in any event thirty (30) days prior to the end of each fiscal year, a budget and business plan for the next fiscal year, prepared on a monthly basis, including income statements, balance sheets, and cash flow statements for such months and, as soon as prepared, any other budgets or revised budgets prepared by the Company;

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(d)           with respect to the financial statements called for in subsection (b) of this Section 3.1, an instrument executed by the Chief Financial Officer or President of the Company and certifying that such financials were prepared in accordance with GAAP consistently applied with prior practice for earlier periods (with the exception of footnotes that may be required by GAAP) and fairly present the financial condition of the Company and its results of operation for the period specified, subject to year-end audit adjustment;

(e)           such other information relating to the financial condition, business, prospects or corporate affairs of the Company as the Executive or any assignee of the Executive may from time to time request; provided, however, that the Company shall not be obligated under this subsection (e) or any other subsection of Section 3.1 to provide information which it deems in good faith to be a trade secret or similar confidential information.

3.2           Inspection. The Company shall permit the Executive, at the Executive’s expense, to visit and inspect the Company’s properties, to examine its books of account and records and to discuss the Company’s affairs, finances and accounts with its officers, all at such reasonable times as may be requested by the Executive; provided, however, that the Company shall not be obligated pursuant to this Section 3.2 to provide access to any information which it reasonably considers to be a trade secret or similar confidential information.

4.             Co-Sale Rights.

4.1           Sales by Stonington.

(a)           If Stonington proposes to sell or transfer any shares of the Company’s Common Stock or Preferred Stock par value $0.001 per share owned by it (collectively, “Stonington Stock”) in one or more related transactions, then Stonington shall promptly give written notice (the “Notice”) to the Company and the Executive at least twenty (20) days prior to the closing of such sale or transfer. The Notice shall describe in reasonable detail the proposed sale or transfer including, without limitation, the class, series and number of shares of Stonington Stock to be sold or transferred, the nature of such sale or transfer, the consideration to be paid, and the name and address of each prospective purchaser or transferee. In the event that the sale or transfer is being made pursuant to the provisions or Sections 4.1 or 4.2 hereof, the Notice shall state under which section of this Agreement the sale or transfer is being made.

(b)           The Executive shall have the right, exercisable upon written notice to Stonington within fifteen (15) days after receipt of the Notice, to participate in such sale of Stonington Stock on the same terms and conditions; provided, that the Executive owns shares of the same class or classes as the Stonington Stock identified in the Notice (the “Co-Sale Stock”).

(c)           The Executive may sell all or any part of that number of shares of Co-Sale Stock, of the same class and/or series as that identified in the Notice, equal to the product obtained by multiplying (i) the aggregate number of shares of Stonington Stock covered by the Notice by (ii) a fraction the numerator of which is the number of shares of Co-Sale Stock of the same class and/or series identified in the Notice owned by the Executive at the time of the sale or

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transfer and the denominator of which is the total number of shares of Stonington Stock of the same class and/or series identified in the Notice owned by Stonington and all other persons having co-sale rights (including the Executive) at the time of the sale or transfer.

(d)           The Executive shall effect his participation in the sale by promptly delivering to Stonington for transfer to the prospective purchaser one or more certificates, properly endorsed for transfer, which represent the type and number of shares of Co-Sale Stock which the Executive elects to sell.

(e)           The stock certificate or certificates that the Executive delivers to Stonington pursuant to Section 4.1(d) shall be transferred to the prospective purchaser in consummation of the sale of the Co-Sale Stock pursuant to the terms and conditions specified in the Notice, and Stonington shall concurrently therewith remit to the Executive that portion of the sale proceeds to which the Executive is entitled by reason of his participation in such sale. To the extent that any prospective purchaser or purchasers prohibits such assignment or otherwise refuses to purchase shares or other securities from the Executive, Stonington shall not sell to such prospective purchaser or purchasers any Stonington Stock unless and until, simultaneously with such sale, Stonington shall purchase such shares of Co-Sale Stock from the Executive for the same consideration and on the same terms and conditions as the proposed transfer described in the Notice.

(f)            The exercise or non-exercise of the rights of the Executive to participate in one or more sales of Stonington Stock made by Stonington shall not adversely affect the Executive’s rights to participate in subsequent sales of Co-Sale Stock subject to Section 4.1(a).

(g)           If the Executive does not elect to participate in the sale of the Stonington Stock subject to the Notice, Stonington may, not later than ninety (90) days following delivery to the Company and the Executive of the Notice, conclude a transfer of not less than all of the Stonington Stock covered by the Notice on terms and conditions not more favorable to the transferor than those described in the Notice. Any proposed transfer on terms and conditions more favorable than those described in the Notice, as well as any subsequent proposed transfer of any of the Stonington Stock by Stonington, shall again be subject to the co-sale rights of the Executive and shall require compliance by Stonington with the procedures described in this Section 4.1.

4.2           Exempt Transfers.

(a)           Notwithstanding the foregoing, the co-sale rights of the Executive described in Section 4.1 shall not apply to (i) any pledge of Stonington Stock made pursuant to a bona fide loan transaction that creates a mere security interest, (ii) any bona fide gift or charitable donation or (iii) any distribution to the partners of Stonington; provided, that Stonington shall inform the Executive of such pledge, transfer, gift, donation or distribution prior to effecting it.

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(b)           Notwithstanding the foregoing, the provisions of Section 4 shall not apply to the sale of any Co-Sale Stock (i) to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Act or (ii) to the Company.

5.             Repurchase Obligations.

5.1           Repurchase. In the event that the Executive’s employment with the Company is terminated under that certain Employment Agreement dated as of September 1, 2001 by and between the Executive and the Company (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Employment Agreement”), the Company shall repurchase all shares of Common Stock owned by such Executive on the following terms:

(a)           if the Executive’s employment is terminated pursuant to Section 3.1 of the Employment Agreement, or if the Executive resigns or voluntarily terminates his employment with the Company at any time prior to September 1, 2004, then the Company may, within one hundred and twenty (120) days of the Executive’s termination of employment, provide written notice to the Executive of its desire to repurchase all shares of Common Stock owned by the Executive including these shares of Common Stock thereafter acquired by Executive through the exercise of options at a price equal to the lesser of the then Fair Market Value (as defined below) per share of such Common Stock or the original purchase price paid by the Executive for all such shares of Common Stock (the “Original Purchase Price”).

(b)           if the Executive’s employment is terminated pursuant to Sections 3.3, 3.4 or 3.5 of the Employment Agreement, then (i) the Executive (or the Executive’s estate as the case may be) may, within one hundred twenty (120) days of the Executive’s termination of employment, demand by written notice provided to the Company, that the Company repurchase all shares of Common Stock owned by the Executive including those shares of Common Stock thereafter acquired by Executive through the exercise of options at a price equal to the then Fair Market Value (as defined below) per share of such Common Stock; or (ii) in the event the Executive does not demand the repurchase of his Common Stock and his Common Stock has not been sold and transferred as a result of a Change in Control (as that term is defined in the Employment Agreement), the Company may, within one hundred and twenty (120) days of the Executive’s termination of employment, give written notice to the Executive (or the Executive’s estate, as the case may be) of its election and right to repurchase all shares of Common Stock owned by the Executive at a price equal to the then Fair Market Value (as defined below) per share of such Common Stock.

(c)           if the Executive resigns or voluntarily terminates his employment with the Company at any time on or after September 1, 2004, then (i) the Executive may, within one hundred twenty (120) days of the Executive’s termination of employment, demand by written notice provided to the Company, that the Company repurchase all shares of Common Stock acquired by the Executive prior to September 1, 2004, including those shares of Common Stock thereafter acquired by Executive through the exercise of options that were fully vested on or before September 1, 2004 but exercised prior to the Executive giving notice to the Company under this Section 5.1(c) for a price equal to the then Fair Market Value (as defined below) per

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share of such Common Stock; or (ii) in the event the Executive does not demand the repurchase of such of his Common Stock and his Common Stock has not been sold and transferred as a result of a Change in Control (as that term is defined in the Employment Agreement), the Company may, within one hundred and twenty (120) days of the Executive’s termination of employment, give written notice to the Executive of its election and right to repurchase all shares of Common Stock owned by the Executive at a price equal to the then Fair Market Value (as defined below) per share of such Common Stock.

5.2           Determination of Fair Market Value.

(a)           The “Fair Market Value” shall be determined by one or more independent appraisal firms of national standing. If the Company and the Executive are able to agree on a mutually acceptable independent appraisal firm within thirty (30) days of the date upon which either the Executive, or the Company, deliver written notice to the other of the repurchase of the Executive’s shares of Common Stock by the Company, pursuant to Sections 5.1(a) or 5.1(b) above, (the “Notice Date”), such firm shall determine the Fair Market Value as provided in Section 5.2(b). In the event the Company and the Executive fail to select a mutually acceptable independent appraisal firm, the Company and the Executive shall each select an independent appraisal firm of national standing qualified to undertake such appraisals within thirty (30) days of the Notice Date. Each of the two appointed firms shall be instructed to determine, within no more than sixty (60) days, the Fair Market Value as provided in Section 5.2(b), and each such appraisal firm shall provide the Executive and the Company with a written undertaking to complete the appraisal and deliver a written report to the Executive and the Company within ninety (90) days of the Notice Date. If the determinations of the two independent appraisal firms do not differ by more than ten percent (10%) of the lower thereof, then the average of the two determinations shall be conclusively deemed to be the Fair Market Value. If the determinations of the two independent appraisal firms differ by more than ten percent (10%) of the lower thereof, then the two independent appraisal firms shall, on the earliest practicable date but in any event not more than one hundred and twenty-five (125) days after the Notice Date, appoint a third independent appraisal firm of national standing qualified to undertake such appraisals, or if they cannot agree, such third independent appraisal firm shall be appointed in accordance with the rules of the American Arbitration Association as then in effect in Los Angeles, California, and such independent appraisal firm shall make its determination of the Fair Market Value as provided in Section 5.2(b). Such third independent appraisal firm shall complete its appraisal and deliver a written report thereof to the Executive and the Company not later than one hundred eighty (180) days after the Notice Date. In which case, the final and conclusive Fair Market Value shall then be the average of the two closest valuations among the determinations thereof of the three independent appraisal firms. All decisions of the independent appraiser(s) shall be rendered in writing and shall be signed by the independent appraiser(s). The Fair Market Value determined as provided in this Section 5.2 shall be conclusive, final and binding on the Company and the Executive and shall be enforceable in any court having jurisdiction over a proceeding brought to seek enforcement.

(b)           In determining Fair Market Value of the Company, the Company and the Executive agree that each independent appraiser shall be instructed, among other things, to consider appropriate discounts for minority interests and lack of liquidity. The Executive and the

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Company shall each pay one-half of all costs for such appraisal(s). The Executive shall be solely responsible for all legal fees and other expenses incurred by it.

5.3           Payment Terms.

(a)           Within thirty (30) days after the determination of the Fair Market Value pursuant to Section 5.2, the Company shall close on its purchase of the Executive’s Common Stock (the “Redemption”). At the closing of the Redemption, the Company shall, against delivery of certificates duly endorsed and stock powers representing the Executive’s Common Stock being purchased free and clear of all liens and encumbrances, pay to the Executive, at the Company’s option, either (x) cash in the full amount of the purchase price of all shares being purchased, or (y) cash in an amount equal to the lesser of the full amount of the purchase price for all shares being purchased or the aggregate amount of the Original Purchase Price for such shares together with the issuance of an unsecured promissory note in the aggregate principal amount equal to the amount by which such full purchase price exceeds the amount paid in cash, provided that, in the event of any insolvency of the Company and/or upon and during the continuance of any default by the Company in the payment of any Senior Indebtedness (as defined below) or any default or event of default under any instrument or agreement representing or governing any Senior Indebtedness, the Company may limit the amount paid in the form of cash to the amount, if any, that will not result in insolvency or a default or event of default, under any instrument or agreement representing or governing any Senior Indebtedness of the Company.

(b)           Any promissory note executed and delivered pursuant to this Section 5.3 shall be unsecured and provide, in the Company’s sole discretion, up to twenty (20) equal, consecutive quarterly payments of principal, together with interest computed upon the unpaid principal amount at an adjustable rate equal to two and one half percent (2 1/2%) per annum in excess of the Prime Rate of interest. The “Prime Rate” shall mean the interest rate publicly quoted in the Wall Street Journal (or any successor to it) as the prime rate for interest rate determinations for commercial banks, which is solely a reference rate and may be at, above or below the rate or rates at which it lends to other persons, from time to time. The promissory note shall reserve the right of the maker to prepay the indebtedness evidenced thereby, in whole or in part at any time, without penalty. Indebtedness evidenced by a promissory note executed by the Company shall be always junior and subordinate in right of payment to all now outstanding indebtedness and obligations of the Company, other than ordinary trade payables and accrued expenses, and such other indebtedness and obligations which the Company at any time shall determine and designate as being prior and senior to any promissory note executed hereunder, including, without limitation, the Company’s present or future obligations to secured lenders (collectively, “Senior Indebtedness”). In the event of any insolvency of the Company or upon and during the continuance of any default by the Company in the payment of any Senior Indebtedness or any default or event of default under any instrument or agreement representing or governing any Senior Indebtedness, no payments shall be made on or in respect of any such promissory note, and no action may be taken by the holder of any such promissory note to accelerate or otherwise obtain payment thereof, until all the Senior Indebtedness has been paid in full or all such defaults or events of default have ceased to exist or been waived and any amount received by the holder of any such promissory note shall be immediately paid to the holders of the Senior Indebtedness and until so paid, shall be held in trust for their benefit. The holders of any promissory note issued by the Company hereunder shall execute a debt subordination and

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standstill agreement and any and all other documents requested by the Company on such terms and conditions as may be required by lenders providing the Senior Indebtedness to the Company to confirm the above described subordination and standstill agreement.

6.             Miscellaneous.

6.1           Legend. In addition to any legends required by applicable federal and state securities laws, certificates representing Registrable Securities and/or Co-Sale Stock shall be endorsed with the following legend:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE AND THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN EXECUTIVE’S RIGHTS AGREEMENT BY AND BETWEEN THE STOCKHOLDER AND THE COMPANY. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.”

The Executive agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares represented by certificates bearing the legend referred to in this Section 6.1 to enforce the provisions of this Agreement and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement.

6.2           Assignment of Rights. The rights provided by this Agreement may be assigned (but only with all related obligations) by the Executive or other Holder to a transferee or assignee of all or part of the Executive’s or Holder’s Registrable Securities and/or Co-Sale Stock, provided: (a) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such rights are being assigned; (b) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement, including without limitation the provisions of Section 2.9 above; and (c) such assignment shall be effective only if immediately following such transfer the further disposition of such securities by the transferee or assignee is restricted under the Act. For the purposes of determining the number of shares of Registrable Securities and/or Co-Sale Stock held by a transferee or assignee, the holdings of transferees and assignees of a partnership who are partners or retired partners of such partnership (including spouses and ancestors, lineal descendants and siblings of such partners or spouses who acquire Registrable Securities and/or Co-Sale Stock by gift, will or intestate succession) shall be aggregated together and with the partnership; provided that all assignees and transferees who would not qualify individually for assignment of rights pursuant to this Agreement shall have a single attorney-in-fact for the purpose of exercising any rights, receiving notices or taking any action under this Agreement.

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6.3           Successors And Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any shares of Registrable Securities). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.4           Term. The provisions set forth in Sections 3 through 6 of this Agreement shall terminate upon the earlier of (i) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Act covering the offer and sale of the Company’s Common Stock at an aggregate offering price of not less than $7,500,000 and (ii) the closing of the Company’s sale of all or substantially all of its assets or the acquisition of the Company by another entity by means of merger or consolidation resulting in the exchange of the outstanding shares of the Company’s capital stock for securities or consideration issued, or caused to be issued, by the acquiring entity or its subsidiary. The provisions set forth in Section 2 of this Agreement shall terminate in the manner set forth in Section 2.10 above.

6.5           Governing Law. This Agreement shall be governed by and construed under the internal laws of the State of Delaware (without regard to conflicts of laws provisions thereof).

6.6           Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.7           Titles And Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

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6.8           Notices. While the parties enter this Agreement anticipating the communication among them will be open and take place without resorting to unnecessary formalities, in the event that a formal Notice under this Agreement is necessary, such Notice provided for in this Agreement shall be given in writing and shall be deemed given to a party at the earlier of (i) when actually delivered to such party, or (ii) when received by such party after sending by registered or certified mail (return receipt requested) or sent to such party by courier, confirmed by receipt, and addressed to such party at the address designated below for such party as follows (or to such other address for such party as such party may have substituted by notice pursuant to this Section 12). However, if the party to receive notice is unavailable or unwilling to make himself available for receipt of such Notice, then Notice will be complete after reasonable efforts to provide Notice have been made under this Section 12, and more than five (5) days have passed since attempting to provide Notice.

(a)           If to the Company:
OMP, Inc.
310 Golden Shore
Long Beach, CA 90802
Attn: Chairman of the Compensation Committee

(b)           If to Executive:

Austin McNamara
10202 Sycamore Circle
Villa Park, CA 92861

6.9           Expenses. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

6.10         Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the holders of a majority of the Registrable Securities then outstanding. Any amendment or waiver effected in accordance with this Section shall be binding upon each holder of any Registrable Securities then outstanding, each future holder of all such Registrable Securities, and the Company.

6.11         Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

6.I2          Aggregation of Stock. All shares of Registrable Securities and Co-Sale Stock held or acquired by affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

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6.13         Entire Agreement; Amendment; Waiver. This Agreement (including the Exhibits hereto, if any) constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.

[signature page follows]

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IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first above written.

OMP, INC.

By:	/s/ Robert F. End
Robert F. End
Director and Chairman of the Compensation Committee

Austin T. McNamara

/s/ Austin T. McNamara
Austin T. McNamara

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ASSIGNMENT AND ASSUMPTION AGREEMENT

(Investors Rights Agreement)

This Agreement is entered into as of the 3rd day of January 2005 by and among OMP, Inc. (“OMP”), Obagi Medical Products, Inc. (“Obagi”), Austin T. McNamara, for themselves, and their respective successors and assigns.

WHEREAS, OMP and Obagi have recently consummated a holding company reorganization (the “Reorganization”) pursuant to Section 251(g) of the Delaware General Corporation Law (the “DGCL”), pursuant to which Obagi became a parent company and the sole stockholder of OMP, upon a merger of OMP, Inc. with and into Obagi’s wholly-owned subsidiary, OMP Merger Corp., with OMP being the surviving entity and becoming a wholly-owned subsidiary of the Company; and

WHEREAS, OMP is a party to an Investors Rights Agreement with Austin T. McNamara dated April 1, 2002 (the “Investors Rights Agreement”);

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1.    OMP hereby assigns all of its rights and delegates all of its obligations under the Investors Rights Agreement to Obagi and hereafter all references to OMP in the Inventors Rights Agreement shall refer to Obagi, mutatis mutandis.

2.    Obagi hereby assumes all of OMP’s rights and obligations under the Investors Rights Agreement and shall be solely liable to Mr. McNamara for all future obligations of OMP pursuant to the Investor Rights Agreement Agreement.

3.    This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures of any party transmitted by facsimile shall constitute effective execution and be deemed to be its original signature. The internal law, without regard to conflicts of laws principles, of the State of California will govern all questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement.

[Signature Page to Follow]

IN WITNESS WHEREOF, each party hereto has executed this Agreement as of the date first stated above.

OMP, Inc.		Obagi Medical Products, Inc.

By:	/s/ Curtis Cluff	By:	/s/ Curtis Cluff
	Name: Curtis Cluff		Name: Curtis Cluff
	Title: Chief Financial Officer		Title: Secretary

Austin T. McNamara

By:	/s/ Austin T. McNamara
Name: Austin T. McNamara

2

JOINDER AGREEMENT TO

INVESTOR’S RIGHTS AGREEMENT

This Joinder Agreement (this “Joinder Agreement”) is entered into as of June       , 2005, by and among the McNamara Family Irrevocable Trust Under Agreement Dated December 17, 2004 (the “Family Irrevocable Trust”), the McNamara Family Trust (the “Family Trust” and together with the Family Irrevocable Trust the “Joining Parties”), Obagi Medical Products, Inc., a Delaware corporation (the “Company”) and Austin T. McNamara (the “Executive” and, together with the Joining Party and the Company, the “Parties”) for the purposes of adding the Joining Parties as a parties to the Investor’s Rights Agreement (the “Investor’s Rights Agreement”) entered into as of April 1, 2002 by and between OMP, Inc. and the Executive and assumed by the Company pursuant to an Assignment and Assumption Agreement dated as of January 28, 2005.

Accordingly, by executing this Joinder Agreement, each of the Parties hereby acknowledges, agrees and confirms that, effective as of the date of the first transfer of the Company’s equity securities by the Executive to the Joining Parties, the Joining Parties shall be deemed to be parties to the Investor’s Rights Agreement as of such date and shall have all of the rights and obligations of the Executive thereunder as if it had executed the Investor’s Rights Agreement. The Joining Parties hereby ratify and agree to be bound by, all of the terms, provisions and conditions contained in the Investor’s Rights Agreement as if they were the Executive.

The Joining Parties hereby confirm that, prior to or simultaneously with executing this Joinder Agreement, the Joining Parties have executed that certain letter agreement as of the date hereof subordinating certain rights of the Joining Parties provided under the Investor’s Rights Agreement.

IN WITNESS WHEREOF, each of the undersigned has executed this Joinder Agreement as of the date first written above.

McNamara Family Irrevocable Trust Under Agreement Dated December 17, 2004	McNamara Family Trust

/s/ Wesley Fredericks	/s/ Lucy McNamara
By: Wesley Fredericks	By: Lucy McNamara
Its: Trustee	Its: Trustee

Obagi Medical Products, Inc.	Austin T. McNamara

/s/ Curtis Cluff	/s/ Austin T. McNamara
By: Curtis Cluff	Austin T. McNamara
Its: Secretary

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EXHIBIT A Subordination Agreement
  Exhibit A
EXHIBIT B Investor's Rights Agreement